Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for October 2024

Passenger traffic increased year-on-year by 20.8% in Colombia and 1.8% in Puerto Rico and decreased by 11.7% in Mexico

Mexico City, November 5, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for October 2024 reached a total of 5.3 million passengers, representing a decrease of 2.4% compared to October 2023.

Passenger traffic increased 20.8% in Colombia and 1.8% in Puerto Rico and declined 11.7% in Mexico. Passenger traffic growth in Colombia was driven by increases of 16.2% in international traffic and 22.1% in domestic traffic, while Puerto Rico reported 24.8% growth in international traffic and a decrease of 0.9% in domestic traffic. Mexico, in turn, reported declines in domestic and international traffic of 12.0% and 11.2%, respectively.

All figures in this statement reflect comparisons between the period from October 1 to October 31, 2024, and from October 1 to October 31, 2023. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	October		% Chg	Year to date		% Chg
	2023	2024		2023	2024
Mexico	3,362,122	2,969,438	(11.7)	35,843,465	34,284,398	(4.3)
Domestic Traffic	1,894,056	1,666,114	(12.0)	17,653,488	16,433,639	(6.9)
International Traffic	1,468,066	1,303,324	(11.2)	18,189,977	17,850,759	(1.9)
San Juan, Puerto Rico	854,665	870,373	1.8	10,131,639	10,918,210	7.8
Domestic Traffic	763,133	756,179	(0.9)	9,067,469	9,647,918	6.4
International Traffic	91,532	114,194	24.8	1,064,170	1,270,292	19.4
Colombia	1,184,726	1,431,424	20.8	12,195,955	13,649,605	11.9
Domestic Traffic	933,499	1,139,395	22.1	9,783,523	10,690,698	9.3
International Traffic	251,227	292,029	16.2	2,412,432	2,958,907	22.7
Total Traffic	5,401,513	5,271,235	(2.4)	58,171,059	58,852,213	1.2
Domestic Traffic	3,590,688	3,561,688	(0.8)	36,504,480	36,772,255	0.7
International Traffic	1,810,825	1,709,547	(5.6)	21,666,579	22,079,958	1.9

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Mexico Passenger Traffic
		October		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		1,894,056	1,666,114	(12.0)	17,653,488	16,433,639	(6.9)
CUN	Cancun	1,070,713	874,782	(18.3)	9,924,505	8,528,719	(14.1)
CZM	Cozumel	17,663	20,136	14.0	160,255	202,994	26.7
HUX	Huatulco	57,572	51,026	(11.4)	676,010	590,997	(12.6)
MID	Merida	292,940	275,870	(5.8)	2,738,555	2,737,267	(0.0)
MTT	Minatitlan	12,023	12,668	5.4	109,308	118,721	8.6
OAX	Oaxaca	135,039	129,089	(4.4)	1,210,184	1,254,668	3.7
TAP	Tapachula	42,662	50,544	18.5	433,392	501,203	15.6
VER	Veracruz	137,705	134,608	(2.2)	1,294,757	1,289,762	(0.4)
VSA	Villahermosa	127,739	117,391	(8.1)	1,106,522	1,209,308	9.3
International Traffic		1,468,066	1,303,324	(11.2)	18,189,977	17,850,759	(1.9)
CUN	Cancun	1,387,565	1,218,036	(12.2)	17,150,415	16,677,684	(2.8)
CZM	Cozumel	24,712	20,313	(17.8)	381,626	396,595	3.9
HUX	Huatulco	4,077	3,677	(9.8)	84,499	108,978	29.0
MID	Merida	22,885	27,884	21.8	267,107	302,906	13.4
MTT	Minatitlan	453	544	20.1	6,698	6,177	(7.8)
OAX	Oaxaca	16,612	18,755	12.9	178,957	202,668	13.2
TAP	Tapachula	1,287	514	(60.1)	14,488	10,367	(28.4)
VER	Veracruz	7,819	11,822	51.2	82,536	118,645	43.7
VSA	Villahermosa	2,656	1,779	(33.0)	23,651	26,739	13.1
Traffic Total Mexico		3,362,122	2,969,438	(11.7)	35,843,465	34,284,398	(4.3)
CUN	Cancun	2,458,278	2,092,818	(14.9)	27,074,920	25,206,403	(6.9)
CZM	Cozumel	42,375	40,449	(4.5)	541,881	599,589	10.6
HUX	Huatulco	61,649	54,703	(11.3)	760,509	699,975	(8.0)
MID	Merida	315,825	303,754	(3.8)	3,005,662	3,040,173	1.1
MTT	Minatitlan	12,476	13,212	5.9	116,006	124,898	7.7
OAX	Oaxaca	151,651	147,844	(2.5)	1,389,141	1,457,336	4.9
TAP	Tapachula	43,949	51,058	16.2	447,880	511,570	14.2
VER	Veracruz	145,524	146,430	0.6	1,377,293	1,408,407	2.3
VSA	Villahermosa	130,395	119,170	(8.6)	1,130,173	1,236,047	9.4

US Passenger Traffic, San Juan Airport (LMM)
	October		% Chg	Year to date		% Chg
	2023	2024		2023	2024
SJU Total	854,665	870,373	1.8	10,131,639	10,918,210	7.8
Domestic Traffic	763,133	756,179	(0.9)	9,067,469	9,647,918	6.4
International Traffic	91,532	114,194	24.8	1,064,170	1,270,292	19.4

Colombia Passenger Traffic Airplan
		October		% Chg	Year to date		% Chg
		2023	2024		2023	2024
Domestic Traffic		933,499	1,139,395	22.1	9,783,523	10,690,698	9.3
MDE	Rionegro	685,794	859,849	25.4	7,257,828	8,013,735	10.4
EOH	Medellin	103,732	101,681	(2.0)	1,011,734	1,011,287	(0.0)
MTR	Monteria	95,054	125,472	32.0	1,033,465	1,202,123	16.3
APO	Carepa	17,022	16,478	(3.2)	168,958	148,595	(12.1)
UIB	Quibdo	29,690	29,733	0.1	290,871	278,709	(4.2)
CZU	Corozal	2,207	6,182	180.1	20,667	36,249	75.4
International Traffic		251,227	292,029	16.2	2,412,432	2,958,907	22.7
MDE	Rionegro	251,227	292,029	16.2	2,412,432	2,958,907	22.7
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,184,726	1,431,424	20.8	12,195,955	13,649,605	11.9
MDE	Rionegro	937,021	1,151,878	22.9	9,670,260	10,972,642	13.5
EOH	Medellin	103,732	101,681	(2.0)	1,011,734	1,011,287	(0.0)
MTR	Monteria	95,054	125,472	32.0	1,033,465	1,202,123	16.3
APO	Carepa	17,022	16,478	(3.2)	168,958	148,595	(12.1)
UIB	Quibdo	29,690	29,733	0.1	290,871	278,709	(4.2)
CZU	Corozal	2,207	6,182	180.1	20,667	36,249	75.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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